FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


March 10, 2000


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document are filed as Exhibits to this Report:

Exhibit I  --  Information  filed  on  March  8,  2000  with  the  Quebec
               Securities Commission as required under the Quebec Securities Act for the fiscal period Ending December 31, 1999; and

Exhibit II --  Information  filed  on  March  8,  2000  with  the  Ontario
               Securities Commission as required by Section 72(5)(b) of the Securities Act (Ontario) and applicable regulations thereunder for the fiscal period ending December 31, 1999.

                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 10, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I

Montreal, March 8, 2000


Mrs. Edvie Elysee
QUEBEC SECURITIES COMMISSION
800 Square Victoria
17th Floor
PO Box 246, Tour de la Bourse
Montreal (Quebec)
M5H 3S8


            RE:   ST. LAURENT PAPERBOARD INC.
                  Your File 11901
            ---------------------------------


Dear Mrs. Elysee,

Please find enclosed herewith the information required under the Quebec Securities Act for the fiscal period ending December 31, 1999.

I     Employee Share Purchase Plan

      Total number of shares purchased: (Quebec only)         39 242
      Total number of members:                                   178


II    Managers' Stock Option Plan
      Options granted  (Quebec only)                       Exercise price
      ---------------                                      --------------
                 14 966                                        15,67 $

      For the fiscal year ending December 31, 1999, options were granted to ten Quebec residents.
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March 8, 2000
Page 2


III   Directors' Stock Option and Share Purchase Plan

                Rights granted                              Purchase and
                --------------                              ------------
          (each right consisting of one                     Exercise Price
           option and one common share)                     --------------

                    10 110                                      15,67 $

No options were exercised for the fiscal period ending December 31, 1999; four plan members are Quebec residents.


IV    Long Term Incentive Plan

      Options granted            Exercise Price        Cancelled options
      ---------------            --------------        -----------------
          218 361                   15,67 $                  67 228

For the fiscal year ending December 31, 1999, options were granted to ten Quebec residents.

If any further information is required, please do not hesitate to contact the undersigned.

Yours truly,



/s/ Marion Allaire
Marion Allaire
MA/ll

                                                                    EXHIBIT II
Montreal, March 8, 2000

ONTARIO  SECURITIES  COMMISSION
8th Floor,  Box 55
20 Queen Street West
Toronto (Ontario)
M5H 3S8

Attention:  Corporate Finance Department


            RE:   ST. LAURENT PAPERBOARD INC.
            --    ---------------------------

Dear Sirs:

In accordance with Section 72(5)(b) of the Securities Act (Ontario) (the "Act") and Sections 69(3) and (4) of the Regulations under the Act, please be informed of the following shares and options granted under several share purchase and options plans of the Corporation, pursuant to the exemption contained in Section 72(1)(n) of the Act, for the fiscal period ending December 31, 1999. The undersigned hereby certifies that he has knowledge of the facts contained herein.

I     Employees' Share Purchase Plan

      Total number of shares  issued under the Plan:          17,268
      (Ontario only)
      Number of participants:                                     81

II    Managers' Stock Option Plan
                                                        Options   Exercise Price
                                                        -------   --------------
      Total number of options issued under the Plan:     11,307       $15.67
      (Ontario only)                                      4,037       $18.76
      For the fiscal year ending December 31, 1999, options were granted to five Ontario residents.

March 8, 2000
Page 2

III   Directors' Stock Options and Share Purchase Plan

                      Rights issued                         Purchase and
                      -------------                         ------------
  (each consisting of one option and one common share)      Exercise Price
                                                            --------------
                         10,110                                $15,67

There are two Ontario residents covered by the Plan. No options have been exercised during the fiscal period ending December 31, 1999.

IV    Long Term Incentive Plan

  Grant of On-going options        Exercise Price       Cancelled options
  -------------------------

           218,361                     $15,67                 67,228

Of the total number of options granted, none have been granted to Ontario residents for the fiscal period ending December 31, 1999.

Should you need any additional information, please do not hesitate to contact the undersigned.


Yours very truly,




/s/ Marion Allaire
Marion Allaire
MA/ll